UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-56578

MANULIFE PRIVATE CREDIT FUND*

(Exact name of registrant as specified in its charter)

197 Clarendon Street, Boston, Massachusetts 02116 (617) 663-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class NAV Common Shares of Beneficial Interest, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0*

* Explanatory Note: Pursuant to the Agreement and Plan of Merger dated June 22, 2026, by and among Manulife Private Credit Fund (the “Company”), John Hancock Comvest Private Income Fund (“JHCPIF”), John Hancock Comvest Merger Sub LLC, a wholly-owned direct Consolidated Subsidiary of JHCPIF (“Merger Sub”), and for certain limited purposes, Comvest Credit Managers, LLC and Manulife Investment Management Private Markets (US) LLC, the Merger Sub merged with and into the Company, the Company merged with and into JHCPIF, with JHCPIF as the surviving company, at which time the separate corporate existence of the Company ended. Pursuant to the requirements of the Securities Exchange Act of 1934, JHCPIF, as successor by merger to the Company, has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date:	September 30, 2026	By:	John Hancock Comvest Private Income Fund, as successor by merger to Manulife Private Credit Fund
By: /s/ Robert O’Sullivan
Name: Robert O’Sullivan
Title: Chairman and Chief Executive Officer